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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220493-10-0
              -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
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     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 15, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 6)



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CUSIP NO.  220493-10-0                 13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert N. Pokelwaldt
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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                                                                         1
  (4)     SOURCE OF FUNDS*                                             OO

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              United States
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                       (7)     SOLE VOTING POWER                          0
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                5,778,518
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                     0
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     5,778,518
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              44.1%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                        IN

          ---------------------------------------------------------------------


             -------------------------
               1 The Reporting Person acquired beneficial ownership of
              5,778,518 shares of the Issuer's Common Stock by virtue of being appointed trustee to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 by and among Citicorp Venture Capital Ltd., the Reporting Person, Stephen F. Edwards, Harold O. Rosser and Stephen C. Sherrill. No funds were expended to acquire such shares.

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               This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.
------------------------------

               This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 4401 Fair Lakes Court, Fairfax, Virginia 22033.

Item 2.   Identity and Background.
----------------------------------

               (a)-(c) This Statement is being filed by Robert N. Pokelwaldt (the "Reporting Person"). The reporting person was formerly chairman and chief executive officer of York International Corporation. his former business address and the address of York International Corporation's principal business office is 631 South Richland Avenue, P.O. Box 1592, York, Pennsylvania 17405. The Reporting Person Is Currently Retired.

               (d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

        The Reporting Person acquired beneficial ownership of the 5,778,518 shares of Common Stock pursuant to the terms of an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 among Citicorp Venture Capital, Ltd. ("CVC"), the Reporting Person, as replacement trustee, and each of Stephen
F. Edwards, Harold O. Rosser and Stephen C. Sherrill, as the resigning trustees. No funds were expended to acquire such shares.

Item 4.   Purpose of Transaction.
---------------------------------

         (a)-(b) On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Stephen F. Edwards, Harold
O. Rosser and Stephen C. Sherrill as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock into trust (the "New Trust Shares") and the Prior Trustees deposited Prior Trust Shares into trust (the Prior Trust Shares and the New Trust shares together, the "Trust Shares") pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 between CVC, Robert N. Pokelwaldt, as replacement trustee, and the Prior Trustees, as resigning trustees.





                                 (Page 3 of 6)
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         The Trustee has the right to vote the Trust Shares on any issue presented to the shareholders of the Issuer in any manner as he may choose so long as the Trust Shares are held by the Trust. The Trustee has no power to dispose of the Trust Shares and does not have any right to receive dividends or distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, conversion of the Trust Shares into non-voting shares of the Issuer or the tenth anniversary of the Trust Agreement.

         (c)-(j) Not Applicable.

Item 5.   Interest in Securities of the Issuer:
-----------------------------------------------

               (a)-(b) The Reporting Person beneficially owns 5,778,518 shares of Common Stock, representing approximately 44.1% of the outstanding shares of such Class. The Reporting Person does not have sole voting power or dispositive power with respect to any shares of Common Stock. The Reporting Person has shared voting power with respect to 5,778,518 shares of Common Stock.

               (c) Not applicable.

               (d) Not applicable.

               (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
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To Securities of the Issuer.
----------------------------
The information set forth in Item 4 above is incorporated herein by reference.


                                 (Page 4 of 6)
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Item 7.   Material to be Filed as Exhibits.
-------------------------------------------

               1. Amended and Restated Voting Trust Agreement dated as of November 15, 1999 by and among CVC, Robert N. Pokelwaldt, as the replacement trustee and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards, as the resigning trustees.


                                 (Page 5 of 6)
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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 10, 1999


                                             /s/ Robert N. Pokelwaldt
                                             -----------------------------------
                                             Robert N. Pokelwaldt




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